UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69168

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KLR Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

811 Main Street, 18th Floor
(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Self — 404-410-7932
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

2700 Post Oak Blvd, Ste. 1500	Houston	TX	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Jonathan Self__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __KLR Group, LLC__ , as of __December 31__ , 20__18__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Jessica D. Brewer
NOTARY PUBLIC
STATE OF ALABAMA
My Commission Expires Jan. 7, 2022

_____
Notary Public

_____
Signature

__CFO__
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KLR GROUP, LLC
Audited Statement of Financial Condition
December 31, 2018

Table of Contents

BKD
CPAs & Advisors

2700 Post Oak Boulevard, Suite 1500 | Houston, TX 77056-5829
713.499.4600 | Fax 713.499.4699 | bkd.com

Report of Independent Registered Public Accounting Firm

Member
KLR Group, LLC
Houston, Texas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of KLR Group, LLC (the Company) as of December 31, 2018, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

BKD, LLP

BKD, LLP

We have served as the Company's Auditor since 2018.

Houston, Texas
February 28, 2019

KLR GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	2,284,410
Accounts receivable		30,628
Due from related parties		22,382
Prepaid expenses		139,362
Property and equipment, net		95,923
Other assets		13,591
Total Assets	$	2,586,296

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	264,334
Commissions payable		130
Due to related parties		4,311
Bonus accrual		925,000
Capital lease liability		56,564
Total Liabilities		1,250,339
MEMBER'S EQUITY		1,335,957
Total Liabilities and Member's Equity	$	2,586,296

See accompanying notes to the financial statements

2

KLR GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2018

1. Nature of Business and Summary of Significant Accounting Policies

The nature of business and a summary of the significant accounting policies of KLR Group, LLC (the "Company") is set forth below:

Basis of presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (GAAP).

Organization and nature of business

KLR Group, LLC was formed in Nevada on June 14, 2012 and is a registered broker-dealer under the Securities Exchange Act of 1934 and the securities commissions of appropriate states as well as a member of the Financial Industry Regulatory Authority. In 2018, the Company conducted secondary executions of securities, particularly stocks and convertible bonds; sold research, participated in private placements and public offerings; and performed mergers and acquisitions advisory services. Its clients and investors consisted of institutions. As of October 2018, the Company no longer offers services in secondary execution of securities or sells research.

The Company qualifies for exemption under Rule 15c3-3(k)(2)(i) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

Securities are held by third parties, and secondary executions of securities were cleared through a clearing organization, Cowen Execution Solutions, and its direct placement partners. The Company terminated its clearing relationship with Cowen Execution Solutions in October of 2018. After the Company terminated the relationship with its clearing firm, their exemption from Rule 15c3-3 changed from (k)(2)(ii) (*All customer transactions cleared through another broker-dealer on a fully disclosed basis*) to (k)(2)(i) (*"Special Account for the Exclusive Benefit of customers" maintained*). The Company does not hold customer funds or securities.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment

Property and equipment is recorded at historical cost, including expenditures which substantially increase the useful lives of existing property and equipment. Maintenance, repairs and minor renewals are expensed as incurred. Costs of assets sold or retired and the related amounts of accumulated depreciation or amortization are eliminated from the accounts in the year of sale or retirement; any resulting gain or loss is reflected in the statement of operations.

Cash and cash equivalents

Cash and cash equivalents includes bank checking and high-yield savings accounts. As of December 31, 2018, there were no cash equivalents.

Credit risk

The Company maintains its cash in bank deposit accounts at a high credit quality bank. Balances generally exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents. At December 31, 2018, cash balances exceeded federally insured limits by $2,034,409.

The Company does not require collateral from its customers with respect to accounts receivable but performs periodic credit evaluations of such customers' financial conditions. The Company determines any required allowance by considering a number of factors including lengths of time accounts receivable are past due and relationship with the client. The Company provides reserves for accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. As of December 31, 2018, the Company has determined that no allowance for doubtful accounts is necessary.

Income taxes

The Company is a limited liability company. Therefore, income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements.

Subsequent Events

The Company has evaluated subsequent events through February 28th, 2019 and determined that there are no material subsequent events requiring adjustment to or disclosure in its financial statements.

2. Property and Equipment

Property and equipment consist of the following at December 31, 2018:

Furniture	$ 13,743
Equipment	147,886
Leasehold Improvements	11,930
Total Cost	173,559
Less Accumulated Depreciation	(77,636)
Net	**$ 95,923**

3. Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress as a defendant at December 31, 2018.

4. Net Capital

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $1,959,071 which exceeded its required net capital of $100,000 by $1,859,071. The Company's ratio of aggregate indebtedness to net capital was .64 to 1.

5. Related Party Transactions

The Company and related parties occasionally pay expenses on behalf of each other. The Company also entered into an expense sharing agreement with an affiliate, Seawolf Resources Holdings during the year ended December 31, 2018. The due to and due from related parties at December 31, 2018 arose from both these types of transactions. During the year ended December 31, 2018, the total payments received from related parties pursuant to these transactions was approximately $139,000. Total expenses incurred by related parties on behalf of the Company was approximately $9,000.

During 2018, the Company earned investment banking revenue from two related parties, the first was to an entity that was organized in 2015 by a related party and the second was to a related party that was organized in 2018. The first earned $37,919 in underwriting revenues and the second earned $2,400,000 in investment banking revenues and $699,000 in reimbursed expense revenue related to the investment banking revenue.

BKD

CPAs & Advisors

2700 Post Oak Boulevard, Suite 1500 | Houston, TX 77056-5829

713.499.4600 | Fax 713.499.4699 | bkd.com

Report of Independent Registered Public Accounting Firm

Member
KLR Group, LLC
Houston, Texas

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) KLR Group, LLC (the Company) identified the following provisions of 17 CFR §15c3-3(k) under which the Company claimed an exemption from 17 CFR §240.15c3-3: (k)(2)(ii) for the period January 1, 2018 to October 31, 2018, and (k)(2)(i) for the period November 1, 2018 to December 31, 2018 (the exemption provisions), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) and (k)(2)(i) of Rule 15c3-3 under the *Securities Exchange Act of 1934*.

BKD, LLP

BKD, LLP

Houston, Texas
February 28, 2019



EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 23, 2019

BKD, LLP
2700 Post Oak Blvd.
Suite 1500
Houston, TX 77056

To Whom it May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

KLR Group, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2018.

The Company has met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2018 without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Name: Jonathan Self

Title: CFO